UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT  OF 1934

(Amendment No.    )*

WM Technology, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

92971A 109

(CUSIP Number)

AFV PARTNERS SPV-5 (WM) LLC

2126 HAMILTON ROAD, SUITE 260

ARGYLE, TX 76226

TELEPHONE: 940-226-4511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92971A 109	13D

1.	Name of Reporting Persons Tony Aquila
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,280,280 shares of Common Stock (1)
	8.	Shared Voting Power 3,750,000 shares of Common Stock
	9.	Sole Dispositive Power 1,280,280 shares of Common Stock (1)
	10.	Shared Dispositive Power 3,750,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,030,280 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.1% (2)
14.	Type of Reporting Person (see instructions) IN

(1)	Includes 30,280 shares that represent the number of shares underlying restricted stock units that vest through June 16, 2024.
(2)

The percentage set forth above is calculated based on 70,399,067 shares of the Issuer’s Common Stock outstanding as of February 18, 2022 as reported on the Issuer’s Form 10-K filed on February 25, 2022.

Item 1. Security and Issuer

a)	This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, $0.0001 par value per share (“Common Stock”) of WM Technology, Inc., a Delaware corporation (the “Issuer”).

b)	The principal executive offices of the Issuer are located at 41 Discovery, Irvine, CA 92618.

Item 2. Identity and Background

a)	The person filing this statement is Tony Aquila (“Mr. Aquila” or the “Reporting Person”).

b)	The address of the principal place of business of the Reporting Person is 2126 Hamilton Road, Suite 260, Argyle, TX 76226.

c)

The principal business of Mr. Aquila is to manage and facilitate investments through AFV Partners LLC, a long-term permanent capital vehicle that invests in mission critical technology, software and data businesses. Additionally, Mr. Aquila is also the Chief Executive Officer of Canoo Inc. and a member of the board of directors of the Issuer (the “Board”).

d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Mr. Aquila is a citizen of the United States.

Item 3. Source of Funds

On June 16, 2021, the Reporting Person acquired 5,000,000 shares of the Issuer’s Common Stock (the “Shares”) at a price of $10.00 per share in a private placement transaction. The Reporting Person funded the acquisition of the Shares with cash funds held for making investments. In addition, Mr. Aquila owns 30,280 shares of the Issuer’s Common Stock that are subject to Restricted Stock Units that vest through June 16, 2024.

Item 4. Purpose of Transaction

The Reporting Person acquired the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Person may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Person’ ownership of the Issuer’s securities, other opportunities available to the Reporting Person, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Person reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Mr. Aquila is a member of the Board. In such capacity, he may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, as of the date hereof, the Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, the Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Person also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5. Interest in Securities of the Issuer

(a), (b) The reported securities are directly held by accounts and trusts managed or controlled by the Reporting Person as follows:

Holder	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (5)
AFV Partners SPV-5 (WM) LLC	2,500,000	0	2,500,000	0	2,500,000	2,500,000	3.6%
AFV Partners SPV-6 (WM) LLC	1,100,000	0	1,100,000	0	1,100,000	1,100,000	1.7%
AFV Management Advisors LLC (2)	0	0	3,600,000	0	3,600,000	3,600,000	5.1%
AFV Partners LLC (3)	0	0	3,600,000	0	3,600,000	3,600,000	5.1%
Aquila 2007 Irrevocable Trust U/A FBO Elliott Aquila DTD 05/10/2007 (3)	50,000	0	50,000	0	50,000	50,000	0.07%
Aquila 2007 Irrevocable Trust U/A FBO Cecily Aquila DTD 05/10/2007 (3)	50,000	0	50,000	0	50,000	50,000	0.07%
Aquila 2007 Irrevocable Trust U/A FBO Christopher Aquila DTD 05/10/2007 (3)	50,000	0	50,000	0	50,000	50,000	0.07%
Mr. Aquila (4)	1,280,280	1,280,280	3,750,000	1,280,280	3,750,000	5,030,280	7.1%

(1)	Represents the number of shares of Common Stock currently owned or underlying all securities convertible, exchangeable or exercisable for shares of Common Stock held by the Reporting Person.
(2)	AFV exercises ultimate voting and investment power with respect to the shares held by AFV-5 and AFV-6.
(3)

Mr. Aquila is (i) the managing member of AFV and as such may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV and AFV Partners, and held of record by AFV-5 and AFV-6, and (ii) a co-trustee of the Elliot Trust, Cecily Trust and Christopher Trust and as such may be deemed to hold voting and dispositive power with respect to the shares held in the aggregate by such Trusts.

(4)

Includes 30,280 shares of Common Stock underlying restricted stock units (“RSUs”). Each RSU represents the contingent right to receive one share of the Issuer’s Common Stock. One-third of the shares underlying the RSUs shall vest on the first, second and third anniversaries of June 16, 2021, subject to the Reporting Person remaining in Continuous Service (as defined in the Issuer’s 2021 Equity Incentive Plan) through such vesting date.

(5)	The percentages set forth above calculated based on 70,399,067 shares of the Issuer’s Common Stock outstanding as of February 18, 2022 as reported on the Issuer’s Form 10-K filed on February 25, 2022.

(c)	The Reporting Person has not engaged in any transactions in the Issuer’s Common Stock in the past sixty days.

(d)

Except as described in this Schedule 13D, to the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported hereby.

(e)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the arrangements described below, the information furnished in Item 3 is incorporated into this Item 6 by reference.

Subscription Agreement

On June 16, 2021, the Reporting Person acquired the reported securities pursuant to a subscription agreement between the Reporting Person and Silver Spike Acquisition Corp., dated December 10, 2020 (the “Subscription Agreement”). The Subscription Agreement contains customary representations and warranties of the Issuer and the Reporting Person and further provides the Reporting Person with customary registration rights.

The foregoing description of the Subscription Agreement does not purport to be complete, and is qualified in its entirety by reference to the text of such agreement. The form of subscription agreement is attached hereto as an exhibit and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

A.	Form of Subscription Agreement, dated as of December 10, 2020, by and between Silver Spike Acquisition Corp. and the undersigned subscriber party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on December 10, 2020).

B.	Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2022

By:	/s/ Tony Aquila
Tony Aquila

[Schedule 13D - Signature Page]